KNIGHTSBRIDGE LOGO


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                     December                             , 2002
                ----------------------------------------------------------

                          Knightsbridge Tankers Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

               Form 20-F       X           Form 40-F
                        --------------              --------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                          No      X
                        --------------              --------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________



Knightsbridge Tankers Limited
Registered Office
Par-la-Ville Place, 14 Par-la-Ville Road
Hamilton, Bermuda

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the Third Quarter 2002 Report to Shareholders of Knighstbridge Tankers Limited (the "Company"), dated November 9, 2002.

Attached as Exhibit 2 is a copy of a letter from the Company dated December 5, 2002 which accompanies the Third Quarter 2002 Report to Shareholders as transmitted to the Securities and Exchange Commission.














Knightsbridge Tankers Limited
Registered Office
Par-la-Ville Place, 14 Par-la-Ville Road
Hamilton, Bermuda

                                    Exhibit 1



                          KNIGHTSBRIDGE TANKERS LIMITED





                               THIRD QUARTER 2002
                             REPORT TO SHAREHOLDERS










Knightsbridge Tankers Limited
Registered Office
Par-la-Ville Place, 14 Par-la-Ville Road
Hamilton, Bermuda

                                                       Bermuda, November 9, 2002

To the Shareholders of Knightsbridge Tankers Limited:

Enclosed is our report for the third quarter of 2002. The report contains selected unaudited financial information accompanied by a Management's Discussion and Analysis of Financial Condition and Results of Operations for the period ended September 30, 2002.

On February 27, 1997, the Company's ship owning subsidiaries purchased five very large crude carriers ("VLCC's") from their previous owners and delivered them to Shell International Petroleum Company Limited ("Shell International"), as charterer, under separate "hell and high water" bareboat charters. Under those charters, the Company's ship owning subsidiaries receive the greater of a Base Rate of hire in the amount of $22,069 per day per VLCC or a spot market related rate. After inclusion of a component for operating expenses of $10,500 per day, the spot market related rate must exceed $32,569 per day for the Company's subsidiaries to receive any Additional Hire over the Base Rate.

Based upon the determination by the London Tanker Brokers Panel, the spot market related rate totaled $9,093 per day for the period July 1 through September 30, 2002. (The corresponding spot market related rate for the period July 1 through September 30, 2001 was determined to be $25,163).

Accordingly, on October 15, 2002, Shell International paid to the Company's vessel owning subsidiaries charter hire at the Base Rate in the aggregate amount of $10,151,740 for the period July 1 through September 30, 2002. (For the period July 1 through September 30, 2001, Shell International paid charter hire at the Base Rate of $10,151,740).

On October 15, 2002, the Board of Directors of the Company declared a distribution to shareholders of record as of October 25, 2002, payable on or about November 7, 2002, in the amount of $0.45 per share for the period July 1 through September 30, 2002. (For the period July 1 through September 30, 2001, the distribution was $0.45 per share.)

The Company has agreed to provide information to shareholders that are United States income tax payers by February 15, 2003, so that they may make the appropriate tax reporting and elections with the United States tax authorities with respect to the Company's status as a "Passive Foreign Investment Company". Under present United States tax rules, the amount of income reported by a shareholder is based on the Company's income on an annual basis. Therefore, the Company will provide information enabling shareholders to determine the tax consequences of their investment in the Company, including the treatment of distributions received from the Company, for the entire year ending December 31, 2002.

Please visit our website at www.knightsbridgetankers.com. We are pleased to answer any inquiries that shareholders may have. Our investor relations contacts are: Ola Lorentzon in Oslo, Norway (Tel: 47 23 11 40 00, Fax: 47 23 11 40 44) and Kate Blankenship in Hamilton, Bermuda (Tel: 441 295-0182, Fax: 441 295-3494). The NASDAQ National Market symbol for the Company's Common Shares is "VLCCF".


Very truly yours,

Ola Lorentzon
Chairman and Chief Executive Officer

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda on September 18, 1996. In February 1997, the Company offered and sold to the public 16,100,000 common shares at an initial offering price of $20 per share. Simultaneously, the Company sold 1,000,000 common shares at a price of $20 per share to ICB International Limited, an indirect wholly-owned subsidiary of ICB Shipping Aktiebolag (publ) ("ICB"), a Swedish publicly traded ship owning and operating company. The Company used the proceeds of these offerings, together with advances under a $145.6 million credit facility from an international syndicate of lenders, primarily to fund the purchase by the Company's subsidiaries of five recently constructed very large crude carrier oil tankers ("VLCC's"). Upon their purchase from their previous owners, the VLCC's were delivered on February 27, 1997, to Shell International Petroleum Company Limited ("Shell International"), a company of the Royal Dutch/Shell Group of Companies, under separate "hell and high water" bareboat charters. The term of these charters is a minimum of seven years, with an option for Shell International to extend the period for each VLCC for an additional seven-year term, to a maximum of 14 years per VLCC. This term expires in February 2004. Under the charters, Shell pays the greater of a Base Rate of hire of $22,069 per day or a spot market related rate, determined quarterly by the London Tankers Brokers Panel. After taking into account a component for operating costs of $10,500 per day, Shell International pays the higher rate if the award exceeds $32,569 per day.

Results of Operations - Nine Months Ended September 30, 2002
------------------------------------------------------------

Revenues
The Company's revenues consisted of charter hire of $30.1 million for the nine months ending September 30, 2002 compared with $51.0 million for the first nine months of 2001. This decrease is due to the fact that no additional hire was paid in the first nine months of 2002 while additional hire of $20.9 million was paid in the first nine months of 2001.

Operating Expenses
The Company's operating expenses consist of (i) fees due to the Company's manager, ICB Shipping (Bermuda) Ltd (the "Manager"), (ii) depreciation of the vessels and (iii) administration expenses consisting of payments of insurance premiums for directors and officers liability insurance. There can be no assurance, however, that the Company will not have other expenses or contingent liabilities for which reserves will be required.

Interest income and expense
Interest income of $24,925 was earned during the first nine months of 2002 compared with $194,174 in the comparable period of 2001, a decrease due to the lower cash balances arising from the decreased charter hire received in the first nine months of 2002.

The Company's borrowings under its primary credit facility have been effectively converted to a fixed rate pursuant to a swap arrangement to which the Company is a party. Interest on the primary credit facility has effectively been fixed at approximately 7.14 %, which resulted in interest expenses of $6,667,812 for the first nine months of 2002.

On January 1, 2001 the Company adopted SFAS No. 133, "Accounting for Derivatives and Hedging Activities", which requires that all derivative instruments be recorded on the balance sheet at their fair value. As the interest rate swap is designated as part of a hedge transaction, changes in the fair value are recorded each period in other comprehensive income. At September 30, 2002 the interest rate swap had a negative value of $12,287,826. A separate statement for consolidated comprehensive income is included in the enclosed financial statements.

Liquidity and Capital Resources
Total shareholders' equity of the Company at September 30, 2002 was $212.5 million compared to $229.1 million at December 31, 2001. The decrease was due to net income of $9.4 million for the period January 1 through September 30, 2002 less distribution to shareholders for the first nine months of 2002 in the aggregate amount of $23.3 million and the recording of the $2.7 million movement in the fair value of the swap in other comprehensive income/loss.

The Company's long-term debt as of September 30, 2002 and 2001, consists of $125.4 million borrowed under its credit facility. The balance of the credit facility matures in August 2004. Interest on this balance is payable quarterly in arrears.

Currency Exchange Rates
The international shipping industry's functional currency is the United States Dollar and virtually all of the Company's operating revenues and expenses are expected to be denominated in United States Dollar. Accordingly, the company's operating results, following expiration or termination of the charters with Shell International, are not expected to be significantly affected by movements in currency exchange rates.

                          KNIGHTSBRIDGE TANKERS LIMITED
                           CONSOLIDATED BALANCE SHEETS
                                (in U.S. Dollars)


ASSETS

Current assets                                  Sept 30, 2002     Dec 31, 2001
--------------                                  -------------     ------------
                                                 (Unaudited)

Cash                                                  205,941          278,268
Charter hire receivable                            10,151,740       10,515,600
Prepaid expenses                                       42,849           15,342
                                                -------------     ------------

Total current assets                               10,400,530       10,809,210

Vessels under capital lease, net                  341,399,267      354,593,912
Capitalized financing fees and expenses, net          522,224          800,882
                                                -------------     ------------

TOTAL ASSETS                                      352,322,021      366,204,004
                                                =============     ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
-------------------

Accrued expenses and other current liabilities      2,184,047        2,176,885
                                                -------------     ------------
Total current liabilities                           2,184,047        2,176,885

Credit facility                                   125,397,399      125,397,399
Interest rate swap agreement at fair value         12,287,826        9,552,504

Shareholders' equity
--------------------

Common shares, par value $0.01 per share:
Authorized and outstanding 17,100,000                 171,000          171,000
Contributed capital surplus account               224,569,575      238,458,720
Retained earnings                                           -                -
Accumulated other comprehensive income            (12,287,826)      (9,552,504)
                                                -------------     ------------

Total shareholders' equity                        212,452,749      229,077,216
                                                -------------     ------------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                              352,322,021      366,204,004
                                                =============     ============

                          KNIGHTSBRIDGE TANKERS LIMITED
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                                (in U.S. Dollars)

                                               Jan 1, 2002         Jan 1, 2001
                                          to Sept 30, 2002    to Sept 30, 2001
                                          -----------------   -----------------

Charter hire revenue                            30,124,185          51,018,735

Operating expenses:
Depreciation of vessels
   under capital leases                         13,194,645          13,194,645
Management fee                                     562,500             562,500
Administration expenses                             41,345              38,095
                                          -----------------   -----------------
                                                13,798,490          13,795,240

Net operating income                            16,325,695          37,223,495


Interest income                                     24,925             194,174
Interest expense                                (6,667,812)         (6,737,732)
Other financial costs                             (315,953)           (316,170)
                                          -----------------   -----------------
                                                (6,958,840)         (6,859,728)
Net income                                       9,366,855          30,363,767
                                          =================   =================



                          KNIGHTSBRIDGE TANKERS LIMITED
                  CONSOLIDATED COMPREHENSIVE INCOME (UNAUDITED)
                                (in U.S. Dollars)

                                               Jan 1, 2002         Jan 1, 2001
                                          to Sept 30, 2002    to Sept 30, 2001
                                          -----------------   -----------------

Net income                                       9,366,855          30,363,767

Other comprehensive loss
Loss on derivative cash flow
   hedging instrument                           (2,735,322)        (10,738,768)
                                          -----------------   -----------------
Comprehensive income                             6,631,533          19,624,999
                                          =================   =================

                          KNIGHTSBRIDGE TANKERS LIMITED
                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                (in U.S. Dollars)


                                               Jan 1, 2002         Jan 1, 2001
                                          to Sept 30, 2002    to Sept 30, 2001
                                          -----------------   ----------------
Cash flows from operating activities
------------------------------------

Net income                                       9,366,855          30,363,767

Items to reconcile net income to net cash provided by operating activities:

Depreciation                                    13,194,645          13,194,645
Amortization of capitalized                        278,658             278,657
   fees and expenses

Changes in operating assets and liabilities:

Charter hire receivable and prepaid expenses       336,353          20,940,486
Accrued expenses and other                           7,162              26,951
   current liabilities                    -----------------   -----------------

Net cash provided by operating activities       23,183,673          64,804,506


Cash flows from financing activities
------------------------------------

Distribution to shareholders                   (23,256,000)        (64,809,000)
                                          -----------------   -----------------
Net cash used in financing activities          (23,256,000)        (64,809,000)


Net increase (decrease) in cash
   and cash equivalents                            (72,327)             (4,494)
Cash and cash equivalents at                       278,268             247,370
   beginning of period                    -----------------   -----------------

Cash and cash equivalents at                       205,941             242,876
   end of period                          =================   =================

                          KNIGHTSBRIDGE TANKERS LIMITED
           CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)
                                (in U.S. Dollars)

                                                                      Accumulated
                                         Contributed                        Other
                           Share     capital surplus     Retained   Comprehensive
                          Capital            Account     Earnings          Income          Total
------------------------------------------------------------------------------------------------

Balance at
December 31, 2000         171,000        273,809,543    3,237,745               -    277,218,288

Net income                      -                  -   33,915,432               -     33,915,432

Other comprehensive             -                  -            -      (9,552,504)    (9,552,504)
loss

Distribution
to shareholders                 -        (35,350,823) (37,153,177)              -    (72,504,000)
-------------------------------------------------------------------------------------------------
Balance at
December 31, 2001         171,000        238,458,720            -      (9,552,504)   229,077,216

Net income                      -                  -    9,366,855               -      9,366,855

Other comprehensive
loss                                                                   (2,735,322)    (2,735,322)
Distribution
to shareholders                 -        (13,889,145)  (9,366,855)              -    (23,256,000)
-------------------------------------------------------------------------------------------------
Balance at
Sept 30, 2002             171,000        224,569,575            -     (12,287,826)   212,452,749
=================================================================================================

                                    Exhibit 2

                                                                December 5, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.
20549
USA


Dear Sirs,

                Knightsbridge Tankers Limited (the "Registrant")
                                File No. 0-29106

We refer to the accompanying periodic report on Form 6-K. To the best of the knowledge of each of the undersigned, this report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934. The information contained in this report fairly presents in all material respects the Registrant's financial condition and results of operations as of the periods stated therein.

                                Yours faithfully,


                                /s/ Ola Lorentzon

                                  Ola Lorentzon
                             Chief Executive officer


                              /s/ Kate Blankenship

                                Kate Blankenship
                             Chief Financial Officer

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                          Knightsbridge Tankers Limited
                                  -------------------------------------------
                                                  (Registrant)



Date    December 5, 2002        By            /s/ Kate Blankenship
     -----------------------      -------------------------------------------
                                                Kate Blankenship
                                      Chief Financial Officer and Secretary






01655.0002 #369136